September 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE: Puget Energy, Inc.

Acceleration Request re: Registration Statement on Form S-4, No. 333-258559

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Puget Energy, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Friday, September 10, 2021, or at such other time as the Company may request by telephone to the Securities and Exchange Commission. The Company authorizes Andrew Bor, counsel to the Company, to make any such request on its behalf.

PUGET ENERGY, INC.

/s/ Cara Peterman
Cara Peterman
Corporate Treasurer

cc:	Andrew Bor, Perkins Coie LLP